UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[   ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: June 30, 2016

XTI Aircraft Company
(Exact name of issuer as specified in its charter)

Delaware	37-158-9087
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Centennial Airport
13000 Control Tower Road, Suite 217
Englewood, CO 80112
(Full mailing address of principal executive offices)

303 503 5660
(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

The financial statements included in this Report are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2022 or later.

Six months ended June 30, 2016 Compared to six months ended June 30, 2015. Operating expenses for the six months ended June 2016 (“Interim 2016”) decreased by 52% over the six months ended June 30, 2015 (“Interim 2015”). Conceptual design costs decreased 16% from $94,346 to $79,317 as a result of decreased spending on engineering and design work. Marketing costs decreased 65% from $72,803 to $25,780 due to decreased marketing activities. General and administrative costs decreased 62% from $248,753 to $94,592, reflecting a reduction in G&A activities.

Interest expense increased from $0 in Interim 2015 to $13,050 in Interim 2016 a result of the revolver put into place in 2014 and drawn upon in 2015 (discussed below).

As a result, our net loss for Interim 2016 was $212,739 as compared to a net loss of $415,902 for Interim 2015, a decrease of 49%. Our accumulated deficit at June 30, 2016 was $1,890,215.

Liquidity and Capital Resources

June 30, 2016. As of June 30, 2016, we had cash of $9,073 and a working capital deficit of $1,436,197as compared to cash of $0 and a working capital deficit of $1,359,185 at December 31, 2015. The decrease in working capital was primarily due to the net loss for Interim 2016. Included in the current liabilities is a balance of $860,444 advanced under a convertible note. The convertible note matures at the occurrence of certain fund raising milestones (discussed below).

In 2015, we funded our operations primarily through a revolving loan agreement with our founder, Mr. Brody. This revolver allowed the company to borrow, repay and re borrow up to $750,000 in principal beginning on January 1, 2014. Borrowings under the credit revolver accrued interest at a rate of 3.0% per annum.

In August 2015, the revolving loan agreement was superseded and replaced by a convertible note agreement. The principal amount and accrued but unpaid interest under the revolver were converted into principal in the new convertible note. Mr. Brody is also the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is more fully described in “Interest of Management and Others in Certain Transactions” in the Offering Circular related to the Regulation A offering described below and in Exhibit 6.9 to this Report.

In September 2015, the company entered into a convertible demand note with Mr. Jeffrey Pino, who recently passed away earlier this year. The note has a principal amount of $47,268 and bears interest at a rate of 3.0% per annum. In December 2015 the company entered into a further convertible demand note with Mr. Pino in the principal amount of $50,000 at the same interest rate. The notes do not carry a specific maturity date, but Mr. Pino (or his estate) may demand repayment of the notes at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the company. The loans with Mr. Pino are more fully described in “Interest of Management and Others in Certain Transactions” in the Offering Circular related to the Regulation A offering described below and in Exhibits 6.10 and 6.11 to this Report.

The company filed an Offering Statement with the Commission to raise up to $20 million in shares of Common Stock. This Offering Statement was qualified on January 21, 2016. The company did not meet the minimum investment amount specified in that Offering Statement and filed a post-qualification amendment to remove the minimum offering amount, which was re-qualified on July 22, 2016. The company is also currently raising funds from the sale of convertible notes to accredited investors. These offerings are together referred to below as the “Combined Offerings.”

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the production of a flying 65% subscale proof of concept aircraft. It is expected to take approximately two years to produce the 65% subscale proof of concept aircraft and the company will require $15million in total funding during this period. Once the proof of concept has been completed and demonstrated, the company will develop and fly a full scale proof of concept aircraft, seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 6 to 8 years and require at least $400 million in additional funding after completion of the 65% subscale proof of concept. We are now seeking $20 million in funding from the Combined Offerings to fund our two-year plan to produce a 65% subscale flying proof of concept. If we experience any delays in securing the $15million in total funding necessary to complete our plan of operations, our timeline will be extended, perhaps materially, depending on the length of the delay.

Upon completion of the Combined Offerings, the company will focus its resources in four key areas: (i) hiring key members of its management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits.

We will seek to hire Dennis Olcott as our full time and dedicated Senior VP of Engineering immediately after this Offering. This will be a key milestone for the company. Other key hires will include a permanent CEO, VP of Sales, VP of Supply Chain and an additional VP of Engineering.

We will continue our design and development efforts by engaging key supply partners to assist in the creation of a 65% subscale technology demonstrator. This subscale aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, transmission and fly-by-wire system. Key milestones for this process will include:

•	Initiate dialogue with vendors of key components of the 65% subscale aircraft
•	Commission and complete trade studies
•	Complete preliminary design of critical path systems
•	Complete and fly 65% subscale aircraft

We will develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to begin taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts
•	Build and fly a 10% subscale airplane
•	Attend and exhibit at one major international trade show
•	Receive refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. The company will not be able to use these refundable, escrowed deposits until near the time of FAA certification when the deposits will become non-refundable.

The milestones identified above assume that we are able to raise the full $20 million from the Combined Offerings. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise in those offerings. We will need additional capital to complete our development of the proof of concept and beyond as discussed above and are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

Item 2. Other Information

Not applicable

Item 3.

XTI AIRCRAFT COMPANY

Balance Sheets -
As of June 30, 2016 (Unaudited) and December 31, 2015
Statement of Operations and Statements of Cash Flows -
For the Six Months Ended June 30, 2016 (Unaudited) and 2015 (Unaudited)

XTI AIRCRAFT COMPANY

See notes to financial statements.

XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2016	December 31,
	(Unaudited)	2015

Assets

Current assets
Cash	$9,073	$-
Deposits	67,560	67,560
Total current assets	76,633	67,560

Non-current assets
Patent	60,870	60,870
Trademarks	7,056	7,056
Total non-current assets	67,926	67,926

Total assets	$144,559	$135,486

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$277,646	$46,330
Accounts payable - related party	344,274	511,628
Accrued interest	21,393	8,343
Convertible notes - related party	860,444	860,444
Total current liabilities	1,503,757	1,426,745

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2016 and December 31, 2015, and 35,869,565 shares issued and outstanding	35,870	35,870
Additional paid-in capital - contribution from stockholder	495,147	350,347
Retained deficit	(1,890,215)	(1,677,476)
Total stockholders’ deficit	(1,359,198)	(1,291,259)

Total liabilities and stockholders’ deficit	$144,559	$135,486

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended
	June 30,
	(Unaudited)
	2016	2015

Operating expenses
Conceptual design	$79,317	$94,346
Sales and marketing	25,780	72,803
General and administrative	94,592	248,753
Total operating expenses	199,689	415,902

Operating loss	(199,689)	(415,902)

Interest expense	(13,050)	-

Net loss	$(212,739)	$(415,902)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended
	June 30,
	(Unaudited)
	2016	2015

Cash flows from operating activities
Net loss	$(212,739)	$(415,902)
Adjustments to reconcile net loss to net cash used in operating activities
Stock compensation	-	10,870
Changes in operating assets and liabilities
Deposits	-	(67,560)
Trademarks	-	(688)
Accounts payable	231,316	20,911
Accounts payable - related party	(167,354)	116,170
Accrued interest	13,050	-
	77,012	79,703
Net cash used in operating activities	(135,727)	(336,199)

Cash flows from financing activities
Proceeds from convertible notes	-	37,590
Revolving line-of-credit, net	-	314,249
Stockholder contributions	144,800	-
Net cash provided by financing activities	144,800	351,839

Net increase in cash	9,073	15,640

Cash - beginning of period	-	12,618

Cash - end of period	$9,073	$28,258

See notes to financial statements.

XTI AIRCRAFT COMPANY

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. This vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since our inception, we have been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development. We are considered to be a development stage company since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2016, the Company has $9,073 in cash, current liabilities totaling $1,503,757, and inception-to-date losses totaling $1,890,215, raising significant doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, XTI’s plan is to expand its financing plans to include an offering under proposed Regulations A+, as set forth in regulations proposed by the Securities and Exchange Commission. Nonetheless, to date we have not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that we will be able to secure additional debt or equity financing, that we will be able to obtain positive cash flow operations, or that, if we are successful in any of those actions, those actions will produce adequate cash flow to enable us to meet our future obligations. If we are unable to obtain additional debt or equity financing, we may be required to reduce or cease operations. The inability or failure to do so could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. No amortization expense has been recorded for the six months ended June 30, 2016 or 2015. The Company will begin amortizing the patents over their respective useful lives once the patents and trademarks are awarded.

XTI AIRCRAFT COMPANY

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the six months ended June 30, 2016 and 2015, the Company incurred conceptual design cost expenses of $79,317 and $94,346, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the six months ended June 30, 2016 and 2015, the Company incurred advertising and promotion expenses of $25,780 and $72,803, respectively. As of June 30, 2016 and December 31, 2015, the Company had approximately $2,000 and $0 accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company has elected to file its income tax returns as an S corporation. Stockholders of S corporations are taxed on their proportionate share of the entity’s taxable income. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

The Company follows a more-likely-than-not measurement methodology to reflect the financial statement impact of uncertain tax positions taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the stockholders rather than the Company.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2016 and 2015.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

XTI AIRCRAFT COMPANY

Note 1 - Description of Business and Significant Accounting Policies (continued)

Long-Lived Assets (continued)

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2016 and December 31, 2015.

Presentation of a Development Stage Company

The Company has elected to early adopt and present financials following Accounting Standards Update No. 2014-10, Development Stage Entities: Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities in Topic 810, Consolidation (“ASU 2014-10”). ASU 2014-10 updates and removes the financial reporting distinction between development stage entities and other reporting entities from U.S. generally accepted accounting principles. In addition, it eliminates the requirements for development stage entities to present the following:

(1)	Present inception-to-date information in the statements of income, cash flows, and stockholders’ equity;
(2)	Label the financial statements as those of a development stage entity;
(3)	Disclose a description of the development stage activities in which the entity is engaged; and
(4)	Disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

The amendments related to the elimination of inception-to-date information and the other remaining disclosure requirements pertaining to development stage entities are to be applied retrospectively. The amendments related to the disclosure of risks and uncertainties are to be applied prospectively. ASU 2014-10 is effective for the Company for annual reporting periods beginning December 15, 2016, and for the interim periods therein, with early application of each of the amendments permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. As a result, the Company adopted ASU 2014-10 as of December 31, 2013, and the effects of the adoption are reflected in the accompanying financial statements and related notes. As described above, the adoption of ASU 2014-10 eliminated certain disclosures of information formerly required of development stage entities, including inception-to-date information in the accompanying statements of operations, cash flows, and changes in stockholders’ deficit. The elimination of these disclosure requirements had no other effect on the amounts reported for total assets, liabilities, stockholders’ deficit, or net loss.

XTI AIRCRAFT COMPANY

Note 2 – Revolving Line-of-Credit - Related Party

On January 1, 2014, the Company obtained a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $750,000. Under terms of the agreement, balances drawn on the revolving line-of-credit would bear interest of 3% annually. During August 2015, the Company drew the maximum credit line of $750,000 and converted the $750,000 line-of-credit plus accrued interest into a convertible note payable to the stockholder. For additional information on this note, refer to Convertible Notes - Related Party Note 3.

Note 3 – Convertible Notes – Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 at June 30, 2016 and December 31, 2015, and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,174 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 at June 30, 2016 and December 31, 2015, and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion.

Note 4 – Stockholders’ Equity

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock (100,000 shares previously) with a par value of $0.001.

XTI AIRCRAFT COMPANY

Note 4 – Stockholders’ Equity (continued)

On January 1, 2015, the Company granted 10,869,565 shares to the Company’s Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock. At June 30, 2016 and December 31, 2015, 35,869,565 shares were issued and outstanding.

Note 5 - Related Party Transactions

The Company has a revolving line-of-credit with a stockholder. For additional detail on this revolver, refer to Note 2.

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. For additional detail of this line-of credit, refer to Note 3.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

In 2015, the Company entered into a convertible note with a stockholder, consultant, and Board member of the Company. For additional detail on this convertible note, refer to Note 3.

One of the Company’s engineering officers, Board members, and stockholders owns an engineering practice that conducts business with the Company. For the six months ended June 30, 2016 and 2015, the Company paid this vendor $0 and $41,463, respectively. The Company owed this vendor $216,390 and $136,243 as of June 30, 2016 and December 31, 2015, respectively.

The Company also conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the six months ended June 30, 2016 and 2015, the Company paid this vendor $0 and $17,000, respectively. The Company owed this vendor $41,900 and $28,900 as of June 30, 2016 and December 31, 2015, respectively.

The Company also performs legal work with another consultant and stockholder’s firm. For the six months ended June 30, 2016 and 2015, the Company paid this vendor $76,500 and $60,249, respectively. The Company owed this vendor $296,459 and $346,485 as of June 30, 2016 and December 31, 2015, respectively.

XTI AIRCRAFT COMPANY

Note 6 - Commitments and Contingencies

Consulting Agreements

On August 1, 2015, the Company entered into an agreement with a third-party consultant for services relating to the possible Regulation A+ offering (the “Offering”). Thirty days after the Offering close, the Company will owe the third-party consultant a one-time cash payment of $200,000. If the Offering never closes, the Company will be obligated to pay $20,000 on the first day of each month, commencing on June 1, 2016 through February 1, 2017. If the closing does not occur by March 1, 2016, but occurs any time during the period from May 1, 2016 through February 1, 2017, the remaining balance of the $200,000 one-time payment will be accelerated for payment 30 days after closing. In addition to the one-time payment noted above, the Company will also owe this third-party consultant $50,000 of the Company’s common stock, to be valued at the price per share equal to the investor’s price under the Offering. No payments have been made and the Company is currently renegotiating this agreement.

On July 8, 2015, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The compensation is an administrative fee equal to $50 per investor that invests in the Company through this platform. No payments are due to date under this agreement.

During 2015, the Company engaged a broker-dealer consultant to perform administrative functions in connection with the Offering in addition to acting as the escrow agent. Compensation for this consultant is $2 per domestic investor for the anti-money-laundering check and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the Offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $225 for account set-up and $25 per month for so long as the Offering is being conducted, but in no event longer than two years ($600 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $4 for each subscription agreement executed via electronic signature. The agreement terminates on January 21, 2017.

Note 7 - Subsequent Events

The Company filed a Form 1-A with the Securities and Exchange Commission (“SEC”) in order to make an offering of common stock of up to $20 million. This offering was qualified by the SEC on January 21, 2016. The minimum amount of funds under this offering was not raised, and the Company filed a post-qualification amendment to the Form 1-A, with no minimum offering amount, which was re-qualified by the SEC on July 22, 2016. No sales of common stock have yet closed under this offering.

In August 2016, XTI entered into an agreement with an investment bank (the "Consultant") to solicit accredited investors for XTI's $20 million Series B financing. For a term of one year, the Consultant will provide standard consulting and investment banking services and pursue contacts related to the financing, in which the security offered is a convertible promissory note. XTI has paid a retainer in the amount of $20,000 and will be obligated to pay an additional $10,000 (in two increments) if the Consultant raises a minimum of $5,000 for each such payment during the one-year offering period.

XTI AIRCRAFT COMPANY

Subsequent to June 30, 2016, XTI entered into an agreement with a marketing group that includes incentives to compensate the marketing group when certain fundraising goals are met. During August 2016, the first goal was met and $76,000 is owed to the marketing group. In addition, fees totaling $37,500 are due to the marketing group by September 30, 2016. The remainder of the fees related to this contract are contingent upon raising $1 million or more by September 30, 2016, and will be 5% of the total raised.

In August 2016, XTI entered into an agreement with a third party contractor who will fabricate certain stages of a mock-up vertical takeoff airplane in exchange for 350,000 shares of common stock of XTI. For a six-month period after completion of the services and receipt of the shares, the contractor will have the option to replace up to 200,000 shares with an equivalent number of shares under XTI’s convertible note. In any case, if XTI is unable to fulfill the contract as stated, the contractor will have a first lien on the mock-up

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

		Filed/ Furnished/	Incorporated by
Exhibit Number	Description	Incorporated by	Reference from	Date Filed
		Reference from Form	Exhibit No.

2.1	Certificate of Incorporation	1-A	2.1	December 10,
	(AVX Aircraft Technologies,			2015
	Inc.) -- September 29, 2009

2.2	Certificate of	1-A	2.2	December 10,
	Amendment to the Certificate			2015
	of Incorporation
	(AVX Aircraft Technologies,
	Inc.)

2.3	Certificate of Validation and	1-A	2.3	December 10,
	Certificate of Amendment --			2015
	November 10, 2015

2.4	Bylaws of AVX Aircraft	1-A	2.4	December 10,
	Technologies, Inc. --			2015
	September 30, 2009

4	Form of Subscription	1-A	4	June 29, 2016
	Agreement

6.1	Consulting Agreement with	1-A	6.1	December 10,
	David E. Brody -- October 1,			2015
	2015

6.2	Consulting Agreement with	1-A	6.2	December 10,
	Answer Engineering, LLP --			2015
	May 1, 2014

6.3	Director Services Agreement	1-A	6.3	December 10,
	with Jeff Pino -- January 1,			2015
	2015

6.4	Consulting Agreement with	1-A	6.4	December 10,
	Dennis Olcott -- January 1,			2015
	2015

6.5	Consulting Agreement with	1-A	6.5	December 10,
	Charles Johnson -- January 1,			2015
	2015

6.6	Consulting Agreement with	1-A	6.6	December 10,
	David A. Bovino -- August 1,			2015
	2015

6.7	Agreement with Acuity	1-A	6.7	December 10,
	Advisors			2015

6.8	Broker-Dealer Services	1-A	6.8	January 19,
	Agreement with FundAmerica			2016
	Securities LLC

6.9	Unsecured Convertible	1-A	6.9	December 10,
	Promissory Note with David			2015
	Brody -- August 31, 2015

6.10	Promissory Note with Jeffrey	1-A	6.10	December 10,
	Pino -- September 30, 2015			2015

6.11	Promissory Note with Jeffrey	1-A	6.11	January 14,
	Pino -- December 11, 2015			2016

7	Assignment and Assumption	1-A	7	December 10,
	Agreement -- July 30, 2013			2015

8	Escrow Agreement	1-A	8	July 7, 2016

11	Consent of EKS&H LLLP	1-A	11	June 29, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

XTI Aircraft Company
By David E. Brody,
Signature: /s/ David E. Brody
Chairman of the Board
Date: September 26, 2016

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President
Date: September 26, 2016

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer
Date: September 26, 2016

/s/ Charles Johnson
Charles Johnson, Director
Date: September 26, 2016

/s/ Dennis Olcott
Dennis Olcott, Director
Date: September 26, 2016